PISENTI & BRINKER LLP
Certified Public Accountants and Advisors
An Independently Owned Member of the RSM McGladrey Network

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm for ICF Corporation (the "Company") and, under the date of May 27, 2005, we reported on the Company's financial statements as of December 31, 2004. On December 10, 2007, we resigned as Company's independent registered public accounting firm. We have read the Company's statements included under Item 4.01 of its Form 8-K dated December 10, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that Stark, Winter, Schenkein & Co., LLP was appointed as the Company's new independent registered public accounting firm or that the change was approved by the Company's board of directors.

Pisenti & Brinker LLP

December 12, 2007
Petaluma, California